RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No. 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21782233, 23332233 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

24 April 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy each of the following announcements for filing pursuant to exemption no 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

1. Entitlements (Notice of Book Closure) - Final Dividend.

2. General Announcement - Twenty-Seventh Annual General Meeting.

3. General Announcement - Proposed Renewal of the Authority for the Purchase of Up to a Maximum of Ten (10) Per Centum of the Issued and Paid-up Ordinary Share Capital of the Company Pursuant to Section 67A of the Companies Act, 1965.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

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Exemption No. 82-3229

Form Version 2.0

Entitlements (Notice of Book Closure)

Ownership transfer to RESORTS WORLD on 24-04-2007 11:19:34 AM
Submitted by RESORTS WORLD on 24-04-2007 06:29:41 PM
Reference No RW-070424-24422

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

---

* Entitlement date	:**27-06-2007**
* Entitlement time	:**04:00:00 PM**
* Entitlement subject	:**Final Dividend**
* Entitlement description	

Final Dividend

Period of interest payment	: to
Financial Year End	:**31-12-2006**
Share transfer book & register of members will be closed from	: to

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

GENTING MANAGEMENT AND CONSULTANCY SERVICES SDN BHD
23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur
Tel: 03-21782288

Payment date	:**19-07-2007**
A depositor shall qualify for the entitlement only in respect of:	
* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers	:**27-06-2007**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	:

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

Number of new shares/securities issued (units) (If applicable)	:
* Entitlement indicator	:○ **Ratio** ● **RM** ○ **Percentage**
* Entitlement in RM (RM)	:**0.03**

Remarks

As announced on 28 February 2007, a final dividend for the financial year ended 31 December 2006 of 15.0 sen per ordinary share of 50.0 sen each (less 27% tax) has been recommended by the Board of Directors of the Company for approval by shareholders. With the completion of the subdivision of each ordinary share of 50.0 sen each in the Company into 5 ordinary shares of 10.0 sen each in the Company on 16 April 2007, the said recommended final dividend is adjusted to 3 sen per ordinary share of 10 sen each (less 27% tax).

Exemption No. 82-3229

Form Version 2.0

General Announcement

Ownership transfer to RESORTS WORLD on 24-04-2007 12:16:01 PM
Submitted by RESORTS WORLD on 24-04-2007 06:29:44 PM
Reference No RW-070424-76F2A

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	RESORTS WORLD BHD
* Stock name	:	RESORTS
* Stock code	:	4715
* Contact person	:	MR TAN WOOI MENG
* Designation	:	GROUP COMPANY SECRETARY

* Type : ● Announcement ○ Reply to query

* Subject :

RESORTS WORLD BHD - TWENTY-SEVENTH ANNUAL GENERAL MEETING

* **Contents :-**

The Board of Directors is pleased to announce that the **Twenty-Seventh Annual General Meeting of the Company will be convened and held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur** on **Thursday, 21 June 2007 at 2.45 p.m.** to transact the ordinary and special business of the Company.

For and on behalf of the Board of Directors
TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman
RESORTS WORLD BHD

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Ownership transfer to RESORTS WORLD on 24-04-2007 12:16:01 PM
Submitted by RESORTS WORLD on 24-04-2007 06:29:48 PM
Reference No RW-070424-76F2B

Submitting Merchant Bank (If applicable)	:	
Submitting Secretarial Firm Name (If applicable)	:	
* Company name	:	RESORTS WORLD BHD
* Stock name	:	RESORTS
* Stock code	:	4715
* Contact person	:	MR TAN WOOI MENG
* Designation	:	GROUP COMPANY SECRETARY

* Type : ● Announcement ○ Reply to query

* Subject :

RESORTS WORLD BHD ("RESORTS" OR THE COMPANY)

PROPOSED RENEWAL OF THE AUTHORITY FOR THE PURCHASE OF UP TO A MAXIMUM OF TEN (10) PER CENTUM OF THE ISSUED AND PAID-UP ORDINARY SHARE CAPITAL OF THE COMPANY PURSUANT TO SECTION 67A OF THE COMPANIES ACT, 1965 ("PROPOSED RENEWAL")

* **Contents :-**

On 21 June 2006, the shareholders of Resorts approved a proposal by the Company for the purchase of Resorts shares.

The Board of Directors of Resorts wishes to announce that the present mandate granted by the shareholders of Resorts for the Company to buy back its own shares will expire at the conclusion of the forthcoming Twenty-Seventh Annual General Meeting ("AGM") of Resorts. In this regard, the Company proposes to seek from its shareholders at the aforesaid AGM to be convened, a renewal of the authority to purchase up to a maximum of ten (10) per centum of the issued and paid-up ordinary share capital of the Company comprising 5,679,167,556 ordinary shares of RM0.10 each as at 24 April 2007.

Yours faithfully
RESORTS WORLD BHD

TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman

END

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: